UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Vuzix Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

92921W102
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2013
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

615,883

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

615,883

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.83%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

615,883

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

615,883

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.83%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

615,883

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

615,883

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.83%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

615,883

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

615,883

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.83%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

Item 1.	Security and Issuer.

This Second Amended Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the "Common Stock") of Vuzix Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The principal executive offices of the Issuer are located at 75 Town Centre Drive, Rochester, New York 14623.

All reported Common Stock amounts held by the Reporting Persons and the Issuer’s total issued and outstanding shares of Common Stock reported in the Second Amended Schedule 13D reflect the Issuers 1 – for 75 reverse stock split, which was effective February 6, 2013.

Item 2.	Identity and Background.

(a)
This Second Amended Schedule 13D is being filed by Lampe, Conway & Co., LLC ("LC&C"), the investment manager of LC Capital Master Fund, Ltd. (the "Master Fund"), the Master Fund, Steven G. Lampe ("Lampe"), a managing member of LC&C, and Richard F. Conway ("Conway"), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the "Reporting Persons").

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Second Amended Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  LC&C disclaims beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C's indirect control of the Master Fund and LC&C's power to vote and/or dispose of the shares of Common Stock. Each of Lampe and Conway disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (f) causing the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Convertible Loan and Security Agreement described in Item 6 provides the Reporting Persons with the right to nominate two members to the Issuer's Board of Directors, subject to the consent of the Issuer's Board of Directors and the TSX Venture Exchange.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 615,883 shares of Common Stock, representing 14.83% of the Common Stock outstanding and deemed to be outstanding based upon 3,536,865 shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 615,883 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 615,883  shares of Common Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 615,883 shares of Common Stock, representing 14.83% of the Common Stock outstanding and deemed to be outstanding based upon 3,536,865 shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 615,883 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,536,865 shares of Common Stock.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 615,883 shares of Common Stock, representing 14.83% of the Common Stock outstanding and deemed to be based upon 3,536,865 shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 615,883 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 615,883 shares of Common Stock.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 615,883 shares of Common Stock, representing 14.83% of the Common Stock outstanding and deemed to be outstanding based upon 3,536,865 shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 615,883 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 615,883 shares of Common Stock.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)
For information regarding any transactions in the Common Stock effected by the Reporting Persons during the past 60 days, please see Annex B attached hereto.  All such transactions were open-market transactions.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

The Reporting Persons entered into a Convertible Loan and Security Agreement on December 23, 2010, pursuant to which the Master Fund made a loan to the Issuer (the "Loan"), which the Reporting Persons may (prior to the amendatory agreements described in the following paragraph and subject to the maximum ownership restrictions described below) convert into up to 40,140,492 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The Reporting Persons also received a Warrant on December 23, 2010, which permits the Reporting Persons to purchase up to 40,000,000 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The maximum number of shares of common stock that the Reporting Persons may acquire, however, is limited to 46,517,695.  Notwithstanding anything to the contrary contained herein, no notes/warrants will be convertible into shares of Common Stock to the extent that such conversion will result in LC Capital Offshore Fund Ltd. (the "Offshore Feeder") owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock, and at any time, and from time to time, if the Offshore Feeder owns, holds or beneficially owns (directly or indirectly) a percentage less than the 9.99% limit, then such notes/warrant shall then be convertible into shares of Common Stock to the extent that it would not result in the Offshore Feeder owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock.

On January 23, 2012, the Master Fund and the Issuer entered into a second supplement to the Convertible Loan and Security Agreement pursuant to which a principal payment in the amount of $141,666, due on January 23, 2012,was deferred until the maturity of the Loan and added to the principal amount of the Loan.  The Master Fund and the Issuer had previously entered into agreements on July 28, 2011 and December 8, 2011, respectively, pursuant to which aggregate interest payments in the amount of $549,520 were deferred until the maturity of the Loan and added to the principal amount of the Loan, with interest thereon payable in accordance with the terms of the Loan.  As a result of these amendments, and subject to the restriction against the Reporting Persons owning, holding or beneficially owning (directly or indirectly) more than 9.99% of the Common Stock of the Issuer at any time, the Loan may be converted into up to 47,076,628 shares of Common Stock of the Issuer at a conversion price of $0.09965 per share.

On June 29, 2012, the Master Fund and the Issuer entered into an Amended and Restated Convertible Loan and Security Agreement pursuant to which the Master Fund loaned the Issuer $619,122 (the “Amended and Restated Loan”).  The Amended and Restated Loan bears interest at an annual rate of 13.5% per annum, payable monthly.  The principal of the Amended and Restated Loan is payable in 12 monthly installments beginning on October 15, 2012.  Concurrently with the execution and delivery of the Amended and Restated Loan, the Issuer executed and delivered to the Master Fund its Convertible Promissory Note dated June 15, 2012, in the principal amount of $619,122 (the “Note”).  The Note is payable on the same terms as are set forth in the Amended and Restated Loan.  The Amended and Restated Loan converts into up to 40,140,492 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.10 per share.  As described above in this Section 6, the maximum number of shares of common stock that the Reporting Persons may acquire upon the exercise of the Warrants and conversion of the Amended and Restated Loan is 46,517,695, in the aggregate.

The Reporting Persons may agree to defer one or more interest or principal payments due in accordance with the terms of the Amended and Restated Convertible Loan and Security Agreement in the future, although they have no contractual or other obligation to do so.  No amendment or other agreement relating to the Loan or the Amended and Restated Convertible Loan and Security Agreement has resulted or is expected to result in an increase in the maximum number of shares of the Issuer's Common Stock that the Reporting Persons may acquire upon the exercise of any conversion under the Amended and Restated Convertible Loan and Security Agreement.

On March 29, 2013, the Master Fund entered into a conversion/exchange agreement (the “Exchange Agreement”) with the Issuer, pursuant to which the Master Fund agreed, subject to the closing of the Issuer’s proposed public stock offering, to convert their outstanding convertible note, in the principal amount of $619,122, together with accrued interest thereon (equal to $22,907 as of March 29, 2013), into shares of the Issuer’s common stock, at a conversion price equal to, in the Master Fund’s option, the public offering price of the Issuer’s proposed public stock offering, or pursuant to the terms of the convertible note.  The Master Fund also agreed, subject to the closing of the Issuer’s proposed public stock offering, to exchange outstanding warrants to purchase 533,333 shares of the Issuer’s common stock into the greater of (a) 200,000 shares of the Issuer’s common stock, or (B) the Black Scholes value of the warrants as of the date of the pricing of the Issuer’s proposed public stock offering based upon the per share offering price of the common stock in the Issuer’s proposed public stock offering,. The Issuer agreed to prepare and file with the SEC, within 45 days of such conversion and exchange, a registration statement for the resale of the shares of common stock issuable upon such conversion and exchange, and to cause such registration statement to be declared effective by the SEC within 90 days of such conversion and exchange.  The Master Fund may terminate the Exchange Agreement if the closing of such conversion and exchange does not occur by June 30, 2013 or if the Issuer’s board of directors does not approve such conversion and exchange by April 12, 2013, or withdraws such approval.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated December 31, 2010 *
2.	Convertible Loan and Security Agreement, dated December 23, 2010 *
3.	Warrant to Purchase Stock, dated December 23, 2010 *
4.	First Amendment to the Convertible Loan and Security Agreement, dated December 8, 2011 **
5.	Second Amendment to the Convertible Loan and Security Agreement, dated January 23, 2012 ***
6.	Waiver of the Certain Provision of the Convertible Loan and Security Agreement, dated July 28, 2011.*
7.	Amended and Restated Convertible Loan and Security Agreement, dated as of June 15, 2012, by and between the Issuer and the Master Fund.****
8.	Convertible Promissory Note, dated as of June 15, 2012, in the principal amount of $619,122 issued by the Issuer in favor of the Master Fund.*****
9.	Conversion / Exchange Agreement, dated March 29, 2013******

* Previously Filed.
* * Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on December 19, 2011.
* * * Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on January 23, 2012.
* * * * Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on July 3, 2012.
* * * * * Incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on July 3, 2012.
* * * * * * Incorporated by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed on April 2, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2013

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe* Name: Steven G. Lampe
By: /s/ Richard F. Conway* Name: Richard F. Conway

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address	Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour DMS Offshore Investment Services dms House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Director
Peter Young Advanced Fund Administration (Cayman) Lt 122 Mary Street, 5th Floor, Zephyr House Grand Cayman, E9 KY1-1	Director

Annex B

Transactions by the Reporting Persons during the past 60 Days

None.

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